FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 18, 2025, announcing that Gilat Launches Gilat Defense Division A New Division to Meet Growing Global Demand for Mission-Critical SATCOM Solutions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 18, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Launches Gilat Defense Division

 A New Division to Meet Growing Global Demand for
Mission-Critical SATCOM Solutions

Gilat Defense integrates technologies from Gilat, Gilat DataPath,
Gilat Wavestream & Gilat Stellar Blu to deliver mission-critical defense solutions and services

Petah Tikva, Israel, February 18, 2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced the formation of its new Defense Division, a strategic move designed to target the increasing demand for government and defense SATCOM solutions. Gilad Landsberg has been appointed President of Gilat’s Defense Division, bringing over 20 years of experience in the defense industry.

Gilat Defense provides secure, rapid-deployment SATCOM solutions tailored for military and HLS organizations, government agencies, and defense integrators, with a strong focus on supporting the U.S. Department of Defense (DoD) and allied forces worldwide. By unifying, under one umbrella, the expertise and technologies of Gilat, and the wholly-owned subsidiaries Gilat DataPath and Gilat Wavestream, the division delivers end-to-end solutions with multiple layers of communication redundancy, ensuring maximum operational availability. With a focus on innovation, the division leverages advanced technologies and flexible business models, to adapt to evolving defense requirements. Trusted by the U.S. DoD, NATO and global defense forces, Gilat Defense’s  field-proven solutions offer secure, high-performance connectivity, delivering reliable, battle-tested performance in the toughest environments to meet the critical SATCOM needs of modern defense communications.

Gilat Defense will be showcasing its solutions at the upcoming Satellite 2025 show in Washington, D.C., next to the Gilat Booth #2511. Visitors to the booth will have the opportunity to see a range of cutting-edge defense SATCOM solutions, including the newly launched GLT 1500 terminal, DataPath 2.6m antenna solution for tactical terminals and the US made Aquarius DS Family of products including Aquarius Pro DS and Aquarius E DS which are both compliant with FAR 889 and future DFAR 5949 regulations.

“With the launch of Gilat’s Defense Division, we are strengthening and enhancing our commitment to providing advanced SATCOM solutions that meet the evolving needs of modern defense operations,” said Gilad Landsberg, President of the Defense Division at Gilat Satellite Networks. “By combining technological innovation with a deep understanding of defense requirements, we are ensuring that military and government organizations have access to secure, resilient, and high-performance connectivity for mission success.”

For more information about Gilat Defense and its innovative SATCOM solutions, visit www.gilat.com/solutions/gilat-defense or stop by our Booth #2511 at Satellite 2025 in Washington, D.C.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly-owned subsidiaries—Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu—we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems; high-performance satellite terminals; advanced Satellite On-the-Move (SOTM) antennas and ESAs; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the terrorist attacks by Hamas, and the hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Product and Marketing Officer
hagayk@gilat.com

Alliance Advisors:
GilatIR@allianceadvisors.com
Phone: +1 212 838 3777